UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             For September 17, 2003

                        Commission File Number: 001-14534


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)._______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                ------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  PRECISION DRILLING CORPORATION



                                  Per: /s/ Bob German
                                       ---------------------------------------
                                       Bob German
                                       Vice President & Chief Accounting Officer



Date:  September 17, 2003

              PRECISION DRILLING ANNOUNCES COMMERCIALIZATION OF THE
                     REVOLUTION(TM) ROTARY STEERABLE SYSTEM


CALGARY, Alberta, Canada (September 17, 2003) - Precision Drilling Corporation ("Precision"), today announced it has successfully completed field trials of the Revolution(TM) rotary steerable system and is now running the service commercially.

The Revolution system has been used around the globe, including Canada, Mexico, onshore Europe and Southeast Asia. Recently the Revolution system was run successfully with the full PrecisionLWD(TM) triple-combo logging system, marking the first time that these technologies from Precision have been combined in one drilling project.

"This is a significant milestone in our research and development efforts", said John King, Senior Vice President of Precision's Technology Services. "We are extremely pleased with the success of the Revolution system, particularly the steady increase in performance and reliability throughout the field trial stage. Customer feedback on the Revolution system has been positive and as a result, new demand is exceeding our expectations."

The 4 3/4-in. Revolution system, designed and manufactured at Precision's research and engineering facility in the United Kingdom, is the industry's first slimhole point-the-bit rotary steerable system. Rotary steerable technology allows drillers to accurately control well trajectory while rotating the drillstring. The result is higher average penetration rates, smoother wellbores and fewer doglegs than in wells drilled with conventional drilling motors.

Point-the-bit technology employs a near-bit stabilizer to orient the drill bit axis with the axis of the wellbore. Directional changes are accomplished by offsetting a center shaft in the Revolution system opposite intended well direction. This allows the face of the drill bit to cut while steering, resulting in a high-quality wellbore that can extend well reach, improve log quality and increase production potential.

Precision Drilling Corporation, headquartered in Calgary, Alberta, Canada, is the largest Canadian integrated oilfield and industrial services contractor and a global provider of products and services to the energy industry. Precision Drilling Corporation is listed on The Toronto Stock Exchange under the trading symbol "PD" and on the New York Stock Exchange under the trading symbol "PDS".

This news release includes forward-looking statements including statements relating to the performance and reliability of the Revolution system, that are based upon current expectations that involve a number of business risks and uncertainties, which may cause actual results to be materially different from any future results expressed or implied by such forward-looking statements. Such factors include, but are not limited to, reliance on our ability to use the technology within the rotary steerable system and other factors, which are described in further detail in the Corporation's filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT DALE E. TREMBLAY, SENIOR VICE PRESIDENT FINANCE AND CHIEF FINANCIAL OFFICER, 4200, 150 - 6TH AVENUE S.W., CALGARY, ALBERTA T2P 3Y7, TELEPHONE 403-716-4500; FAX 403-264-0251; WEBSITE:
WWW.PRECISIONDRILLING.COM.